

17005118

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;E COMMISSION
Washington, D.C. 20549 · SEC

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# ANNUAL AUDITED REPORT
## FORM X-17A-5 FEB 2 8 2017
## PART III

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SEC FILE NUMBER
8-38572

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 ____ AND ENDING 12/31/2016
 _____ MM/DD/YY _____ MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler + Company Investments, Inc.

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1850 Platte Street, Suite 300
 _____
(No. and Street)

| Denver | CO | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maxine Johnson                                                          303-295-7878
 _____
 (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co.
 _____
(Name – if individual, state last, first, middle name)

| 9605 S. Kingston Ct. | Englewood | CO | 80112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert Kessler _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kessler & Company Investments, Inc. _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Filed separately)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Kessler & Company Investments, Inc.
Denver, Colorado

We have audited the accompanying financial statements of Kessler & Company Investments, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2016, and the related notes (the "financial statement"), that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

*Richey May & Co.*

Englewood, Colorado
February 23, 2017

# KESSLER COMPANY INVESTMENTS, INC
## (SEC I.D. NO. 8-38572)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

|  | 2016 |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 1,539,641 |
| DEPOSIT WITH CLEARING ORGANIZATION | 100,000 |
| RECEIVABLE FROM CLEARING BROKER | 85,377 |
| PREPAID EXPENSES AND OTHER ASSETS | 14,226 |
| DUE FROM AFFILIATES | 3,740,508 |
| PROPERTY AND EQUIPMENT - Net of accumulated depreciation of $103,865 | 85,877 |
| TOTAL | $ 5,565,629 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 55,724 |
| Due to affiliates | 137,997 |
| Total liabilities | 193,721 |
| COMMITMENTS AND CONTINGENCIES (Note 4) | |
| SHAREHOLDER'S EQUITY: | |
| Common stock, $0.01 par value - 100,000 shares authorized issued and outstanding | 1,000 |
| Additional paid-in capital | 357,757 |
| Retained earnings | 5,013,151 |
| Total shareholder's equity | 5,371,908 |
| TOTAL | $ 5,565,629 |

See notes to financial statements

**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2016**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. Government Treasury securities, futures, options and other high-quality sovereign debt securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents** — For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

**Property and Equipment** — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. In December 2016, the Company purchased the property and equipment of a related entity at a cost of $85,877. The major classes of property and equipment as of December 31, 2016, are summarized as follows:

| | | |
|---|---|---:|
| Office Furniture and Fixtures | $ | 125,126 |
| Computers and Other Equipment | | 1,472 |
| Computer Software | | 63,143 |
| | | 189,741 |
| Accumulated Depreciation | | (103,864) |
| Total property and equipment - net | $ | 85,877 |

**Security Transactions** — Security transactions and related commission revenue and expenses are accrued as of the transaction or trade date. Commission revenue consists primarily of commission received from Clearing Brokers in connection with transactions arranged for the benefit of introduced customers.

**Income Taxes** — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in these financial statements.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **RELATED-PARTY TRANSACTIONS**

The Company has advanced funds to an affiliated entity related to the Company through common ownership. This advance is unsecured, does not bear interest, has no scheduled due date and is recorded as due from affiliates in the accompanying statement of financial condition. The balance due from the affiliated entity, which operates as an investment advisor at December 31, 2016 is $2,361,182.

The amount due from the investment advisor affiliate is due from Kessler Investment Advisors, Inc. (KIA), an affiliated entity through common ownership. Together with its shareholder and KIA, both have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company leases office equipment from a related entity on a month-to-month basis. The balance due to the affiliate at December 31, 2016 is $137,997.

The Company leases its office space from a related entity under leases with annual renewals. Rental expense for office space for the year ended December 31, 2016 totaled $180,000.

The Company provides services to KIA under a services agreement whereby the Company is compensated for overhead costs from KIA at a rate of $6,000 per month. For the year ended December 31, 2016, the total overhead costs reimbursed by KIA was $72,000.

In December 2016, the Company purchased the property and equipment of a related entity at a cost of $85,877.

4. **COMMITMENTS AND CONTINGENCIES**

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

## 5. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2016, the Company had net capital of $1,511,658, of which was $1,466,658 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.13 to 1.

## 6. EMPLOYEE BENEFIT PLANS

**Defined Contribution Plan** — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code. Total expense for 2016 was approximately $57,600.

**Simplified Employee Contribution Plan** — The Company sponsors a simplified employee contribution plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary. During the year ended December 31, 2016 the Company made no contribution to the plan.

## 7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

## 8. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2016, through February 23, 2017, the date the accompanying financial statements were available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's financial statements.

\* \* \* \* \* \*



9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

## INDEPENDENT AUDITORS' REPORT ON BROKER-DEALER'S
## EXEMPTION REPORT

To the Shareholder of
Kessler & Company Investments, Inc.
Denver, Colorado

We have reviewed management's statement, including the accompanying Kessler & Company Investments, Inc. (the Company) Exemption Report, in which the Company identified the following provisions of 17 C.F.R. § 15c3-3)(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the "exemption provision") and the Company stated that they met the identified exemption provisions throughout the fiscal year ended December 31, 2016. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado
February 23, 2017

**KESSLER**

January 10, 2017

Richey May & Co.
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

Dear Erik Edson:

    In reference to our 2016 financial audit, Kessler & Company Investments, Inc. meets the SEA Rule 15c3-3(k)(2)(ii) exemption and has met this provision of Rule 15c-3-3(k) during the fiscal year, without exception.

                Sincerely,

                KESSLER & COMPANY INVESTMENTS, INC.

By _____
Maxine A. Johnson
Senior Vice President

1850 Platte Street | Suite 300    Kessler & Company Investments, Inc. - FINRA Member
Denver, Colorado 80202    Kessler Investment Advisors, Inc. - Registered Investment Advisor
tel 303.295.7878  fax 303.291.8459

# Kessler & Company Investments, Inc.
(SEC I.D. No. 8-38572)

Statement of Financial Condition
as of December 31, 2016
Report of Independent Registered Public Accounting Firm,
Independent Auditor's Report on Broker-Dealer's Exemption Report

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 934 and Regulation 1.10(g) under the Commodity Exchange Act as a Public Document